November 19, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler/ Johnny Gharib/ Bryan Pitko – Legal
Tabatha Akins/ Lisa Vanjoske – Accounting

Re:	Oxford Immunotec Global PLC
Registration Statement on Form S-1
Originally Filed October 15, 2013
File No. 333-191737

Ladies and Gentlemen:

On behalf of Oxford Immunotec Global PLC, and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we are responding via EDGAR to the comment letter dated November 14, 2013 from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

For reference purposes, the comments contained in the Staff’s letter dated November 14, 2013 are reproduced below in italics and the corresponding responses are shown below the comments.

Please also note that, in response to the oral comment conveyed by the Staff, earlier today the Company filed Amendment No. 7 to the Registration Statement to re-file Exhibit 5.1.

Dilution, page 50

1. The table stating the amount of shares purchased and total consideration paid by existing shareholders and new investors on page 51 should reflect cash contributions (before discounts, commissions and estimated offering expenses). Refer to Item 506 of Regulation S-K.

Securities and Exchange Commission	- 2 -	November 19, 2013

Response to Comment 1:

In response to the Staff’s comment, and based on discussions with the Staff, the Company will revise the dilution table on page 51 in the final prospectus to reflect cash contributions before discounts, commissions and estimated offering expenses.

Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Reorganization, reverse share split and conversion, page F-9

2. Since the reverse share split was effected on November 7, 2013, and is reflected in other parts of the document, revise the financial statements and this disclosure to reflect the reverse share split.

Response to Comment 2:

In response to the Staff’s comment, and based on discussions with the Staff, the Company will revise pages F-9 and F-41 in the final prospectus to remove the references regarding revisions to the consolidated financial statements.

Exhibit 5.1

In addition, in response to an oral comment from the Staff, and as discussed with the Staff, an amended legal opinion has been filed with the Commission as Exhibit 5.1 to the Registration Statement.

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Securities and Exchange Commission	- 3 -	November 19, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7601 or Thomas J. Fraser of our offices at (617) 951-7063.

Very truly yours,

/s/ Michael D. Beauvais

Michael D. Beauvais

cc:	Peter Wrighton-Smith, Ph.D. (Oxford Immunotec Global PLC)
Patricia Randall (Oxford Immunotec Global PLC)
Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)